SIMPSON THACHER & BARTLETT LLP

GAIKOKUHO JIMU BENGOSHI JIMUSHO

ARK MORI BUILDING – 37TH FLOOR

12-32, AKASAKA 1-CHOME

MINATO-KU, TOKYO 107-6037, JAPAN

81-3-5562-6200

TELECOPIER: 81-3-5562-6202	E-MAIL ADDRESS

April 9, 2010

BY FACSIMILE AND POST

Mr. John P. Nolan

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-5546

U.S.A.

Re:	SEC Comment Letter dated March 29, 2010 to Mizuho Financial Group, Inc.

Dear Mr. Nolan:

We are writing this letter on behalf of our client Mizuho Financial Group, Inc. (the “Company,” which term shall include its consolidated subsidiaries, as the context may require), in response to your letter, dated March 29, 2010, addressed to Tetsuji Kosaki, as Chief Financial Officer of the Company, requesting information regarding the Company’s accounting for certain repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets. Please note that Takeo Nakano replaced Mr. Kosaki as Chief Financial Officer of the Company on April 1, 2010.

The Company has instructed us to respond to your inquiries as set forth below in this letter. Each response follows the text of the paragraph of your letter to which it relates.

With regard to your repurchase agreements, please tell us whether you accounted for any of those agreements as sales for accounting purposes in your financial statements.

Response

One of our consolidated subsidiaries accounted for “Repo to Maturity” transactions as sales. Such transactions, however, were not material in respect of our consolidated total assets in any of the periods subject to reporting.

Mr. John P. Nolan

Senior Assistant Chief Accountant

April 9, 2010

Quantify the amount of repurchase agreements qualifying for sales accounting at each quarterly balance sheet date for each of the past three years.

Response

As of September 30, 2007, March 31, 2008, September 30, 2008 and March 31, 2009, there were no outstanding balances for such transactions. At September 30, 2009, the balance was ¥22 billion. Since our fiscal year ends at March 31, and the closing process for the full fiscal year 2010 has not yet been completed, we have provided the balance as at September 30, 2009, which is the date of our most recently disclosed US GAAP financial statements, as well as data for the preceding two full fiscal years. Also, we have provided semi-annual data instead of quarterly data because, as a Foreign Private Issuer, we do not prepare US GAAP financial statements quarterly. Please note that our responses below also provide semi-annual data for the same reason.

Quantify the average quarterly balance of repurchase agreements qualifying for sales accounting for each of the past three years.

Response

For each semi-annual period that ended September 30, 2007, March 31, 2008, September 30, 2008, March 31, 2009 and September 30, 2009, the average quarterly balances were ¥0 billion, ¥0 billion, ¥0 billion, ¥238 billion and ¥19 billion, respectively.

Describe all the differences in transaction terms that result in certain of your repurchase agreements qualifying as sales versus collateralized financings.

Response

“Repo to Maturity” is a repo transaction where the securities are held to maturity rather than returned to the original holder. Because the term of the repo coincides with the maturity date of the collateral and the repurchase price equals the proceeds of the collateral, the seller is not exposed to gains or losses arising from fluctuations in the market price of the security. As a result, the seller can fix its gain and avoid any losses from market fluctuations.

Mr. John P. Nolan

Senior Assistant Chief Accountant

April 9, 2010

Provide a detailed analysis supporting your use of sales accounting for your repurchase agreements.

Response

We used sales accounting for “Repo to Maturity” transactions based on ASC 860-10-55-55.

Describe the business reasons for structuring the repurchase agreements as sales transactions versus collateralized financings. To the extent the amounts accounted for as sales transactions have varied over the past three years, discuss the reasons for quarterly changes in the amounts qualifying for sales accounting.

Response

As noted above, the reason for accounting for these transactions as sales was that they were “Repo to Maturity” transactions. Our subsidiary entered into such transactions in isolated instances where it was expected that it would be more profitable to fix gains by purchasing securities and matching funds to maturity than to finance the securities on a short-term basis. Such transactions have been infrequent because it is typically not profitable to match funds to maturity. During the six-month period ended March 31, 2009, the average balance of such transactions was higher than normal because the financial crisis created dislocations between the cash and financing markets.

Describe how your use of sales accounting for certain of your repurchase agreements impacts any ratios or metrics you use publicly, provide to analysts and credit rating agencies, disclose in your filings with the SEC, or provide to other regulatory agencies.

Response

The impact on any ratios or metrics was immaterial.

Tell us whether the repurchase agreements qualifying for sales accounting are concentrated with certain counterparties and/or concentrated within certain countries. If you have any such concentrations, please discuss the reasons for them.

Response

The counterparties were limited in number and domiciled in the US. The amounts were not material and therefore there are no reasons to note.

Mr. John P. Nolan

Senior Assistant Chief Accountant

April 9, 2010

Tell us whether you have changed your original accounting on any repurchase agreements during the last three years. If you have, explain specifically how you determined the original accounting as either a sales transaction or as a collateralized financing transaction noting the specific facts and circumstances leading to this determination. Describe the factors, events or changes which resulted in your changing your accounting and describe how the change impacted your financial statements.

Response

There were no changes in our accounting on such transactions during the last three years.

For those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the past three years. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts.

Response

1.	The period end balance, average balance and maximum balance at any month-end

The following table provides the period end balance at September 30, 2007, March 31, 2008, September 30, 2008, March 31, 2009 and September 30, 2009, respectively, as well as the average balance and maximum balance at any month-end, for the semi-annual period ended those dates. As for the average balance of our principal domestic banking subsidiaries, we calculated the amounts based on the daily balance. With regard to other subsidiaries, we calculated the amounts based on the monthly or quarterly balance due to the constraints of the data available.

		(in billions of yen)
As of	Period end balance	Average balance	Maximum balance at any month-end
September 30, 2007	20,448	19,645	24,097
March 31, 2008	18,606	20,990	25,635
September 30, 2008	19,931	19,524	21,827
March 31, 2009	13,486	18,432	22,336
September 30, 2009	19,884	18,557	20,359

Mr. John P. Nolan

Senior Assistant Chief Accountant

April 9, 2010

2.	The causes and business reasons for significant variances among the amounts above:

Our consolidated subsidiaries use repurchase agreements mainly for short-term borrowings. The balance of repurchase agreements varies as such financing is managed flexibly in response to conditions such as the amount of debt securities held at the time by such subsidiaries, their overall cash position, the level of use of other financing methods and market conditions.

Please tell us whether you have any securities lending transactions that you account for as sales pursuant to the guidance in ASC 860-10. If you do, quantify the amount of these transactions at each quarterly balance sheet date for each of the past three years. Provide a detailed analysis supporting your decision to account for these securities lending transactions as sales.

Response

There were no applicable transactions.

Please tell us whether you have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions that you account for as sales pursuant to the guidance in ASC 860. If you do, describe the key terms and nature of these transactions and quantify the amount of the transactions at each quarterly balance sheet date for the past three years.

Response

There were no applicable transactions.

Mr. John P. Nolan

Senior Assistant Chief Accountant

April 9, 2010

Please tell us whether you have offset financial assets and financial liabilities in the balance sheet where a right of setoff – the general principle for offsetting – does not exist. If you have offset financial assets and financial liabilities in the balance sheet where a right of setoff does not exist, please identify those circumstances, explain the basis for your presentation policy, and quantify the gross amount of the financial assets and financial liabilities that are offset in the balance sheet. For example, please tell us whether you have offset securities owned (long positions) with securities sold, but not yet purchased (short positions), along with any basis for your presentation policy and the related gross amounts that are offset.

Response

In addition to cases where the legal requirements for netting are satisfied (i.e., a right of setoff exists), we have offset financial assets and financial liabilities in accordance with generally accepted accounting principles and practice as follows;

Certain of our consolidated securities subsidiaries have offset their receivables and payables arising from unsettled regular-way transactions, based on ASC 940-20-45-3. Certain of our banking subsidiaries have also offset their receivables and payables arising from unsettled regular-way transactions related to trading assets and liabilities (for transactions whose purpose is to gain profits on short-term market fluctuations), as such trading activities are similar in nature to the broker dealer activities of our consolidated securities subsidiaries.

As of September 30, 2009, the gross amounts of such offset assets and liabilities were ¥2,348 billion for our securities subsidiaries and ¥164 billion for our banking subsidiaries.

If you accounted for repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets as sales and did not provide disclosure of those transactions in your Management’s Discussion and Analysis, please advise us of the basis for your conclusion that disclosure was not necessary and describe the process you undertook to reach that conclusion. We refer you to paragraphs (a)(1) and (a)(4) of Item 303 of Regulation S-K.

Response

As noted above, the amount of such transactions accounted for as sales was not material and we did not provide disclosure in our Management’s Discussion and Analysis.

Mr. John P. Nolan

Senior Assistant Chief Accountant

April 9, 2010

* * *

If we can be of any assistance to you in connection with your review of the responses above, please do not hesitate to contact, by fax (fax: +81-3-5562-6202) or by email, the undersigned (dsneider@stblaw.com) or Takahiro Saito (tsaito@stblaw.com).

Very truly yours,

/s/ David A. Sneider
David A. Sneider

cc:	Mizuho Financial Group, Inc.

Mr. Takeo Nakano